AB 3/29/06

SECURIT 06006987 SION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 1 2006 WASH. D.C. 160 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45463

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALMARK Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Springside Drive
(No. and Street)

Akron (City) OH (State) 44333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Critzer 800-765-5201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Apple
(Name – *if individual, state last, first, middle name*)

1540 West Market Street (Address) Akron (City) OH (State) 44313 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David K. Critzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ValMark Securities Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carl Knorr
Notary Public, State of Ohio
Recorded in Summit County
My Commission Expires June 6, 2007

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

VALMARK
SECURITIES, INC.

MOORE STEPHENS APPLE
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

ValMark Securities, Inc.

Financial Statements
December 31, 2005

TABLE OF CONTENTS

Independent Auditors' Report

Board of Directors
ValMark Securities, Inc.

We have audited the accompanying statement of financial condition of ValMark Securities, Inc. (the "Company") as of December 31, 2005, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing in pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note C to the financial statements, the Company has not recorded a provision for income taxes for financial reporting purposes. In our opinion, accounting principles generally accepted in the United States of America require income taxes to be reported for subsidiaries' ratable share of consolidated income taxes. If the financial statements were corrected for this departure from accounting principles generally accepted in the United States of America, net income would be decreased by approximately $650,000 for the year ended December 31, 2005 and retained earnings would be unaffected as of December 31, 2005.

In our opinion, except for the effects of not recording a tax provision, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of ValMark Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Apple

Akron, Ohio
February 9, 2006

STATEMENT OF FINANCIAL CONDITION

December 31,	2005
ASSETS	
Cash and cash equivalents	$ 2,009,582
Deposit at clearing firm	25,000
Commissions receivable	1,391,732
Accounts receivable - other	149,485
Due from affiliates	201,221
Other assets	16,425
TOTAL ASSETS	$ 3,793,445

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 1,468,647
Due to affiliates	387,636
Total liabilities	1,856,283
SHAREHOLDER'S EQUITY	
Common stock $1 par value, 750 shares authorized 100 shares issued	100
Paid- in capital	47,424
Retained earnings	1,889,638
Total shareholder's equity	1,937,162
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,793,445

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME

Year Ended December 31,	2005
REVENUES:	
Commissions	$ 28,670,689
Other	450,476
	29,121,165
COMMISSION AND OTHER CLEARING FIRM EXPENSES	24,330,556
	4,790,609
OPERATING EXPENSES	2,937,213
NET INCOME	$ 1,853,396

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31,	2005
COMMON STOCK	$ 100
PAID-IN CAPITAL	$ 47,424
RETAINED EARNINGS	
Balance, beginning of year	$ 706,242
Dividends	(670,000)
Net income	1,853,396
Balance, end of year	$ 1,889,638
TOTAL SHAREHOLDER'S EQUITY	$ 1,937,162

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

Year Ended December 31,	2005
Cash flows from operating activities	
Net income	$ 1,853,396
Adjustments to reconcile net income to net cash provided by operating activities	
Commissions receivable	(418,362)
Accounts receivable - other	(78,393)
Other assets	(12,879)
Commissions payable	393,665
Due from/to affiliates - net	547,811
Total adjustments	431,842
Net cash provided by operating activities	2,285,238
Cash flows from financing activities	
Payment of dividends on common stock	(670,000)
Net cash used in financing activities	(670,000)
Net increase in cash and cash equivalents	1,615,238
Cash, beginning of year	394,344
Cash, end of year	$ 2,009,582

The accompanying notes are an integral part of these financial statements.

December 31, 2005

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of ValMark Securities, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

1. *Business Description*

ValMark Securities, Inc. is a wholly-owned subsidiary of ValMark Investments, LLC ("VI") (a single member limited liability company). The Company derives commission income both by representing insurance carriers and their representatives who sell variable insurance and annuity contracts and by introducing customers to stock and mutual fund brokerage firms who clear trading transactions. Customers remit funds directly to the insurance carriers and brokers, and no funds or securities are held by the Company. Commissions income on the sale of variable insurance and annuity contracts are recognized upon the effective date of the contract. Commissions income on trading transactions are recognized on a trade date basis.

2. *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. *Receivables and Credit Policies*

Commissions receivable are uncollateralized carrier obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed to the carrier. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advance or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2005 all commissions were considered collectible and no allowance was necessary.

Two customers accounted for approximately 30% of commission income for the year ended December 31, 2005 and approximately 47% of year-end commissions receivable. Further, one of the two major customers is an affiliate of an indirect owner of the Company and therefore is a related party. The related party accounted for approximately 19% of commission income for the year ended December 31, 2005 and approximately 40% of year-end commissions receivable balance at year-end.

4. Cash and Cash Equivalents

At times during the year, the Company's cash amounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

5. Fair Value of Financial Instruments

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value.

Cash and cash equivalents – The carrying amount approximates fair value because of the short maturity of these instruments.

Commissions receivable, accounts receivable-other and due from affiliates – The carrying value of these receivables approximate fair value due to their short-term nature and historical collectibility.

Commissions payable and due to affiliates – The carrying value of these payables approximate fair value due to the short-term nature of these obligations.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2005

NOTE B – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE C – INCOME TAXES

The Company files a consolidated tax return with its parent company. A portion of the dividends paid to the parent company were in lieu of income taxes. The accompanying financial statements do not include a provision for income taxes for the Company's share of income taxes as consolidated with its parent. Accounting principles generally accepted in the United States of America require such provision for the subsidiary's ratable share of consolidated income taxes in accordance with Statement of Financial Accounting Board Statement No. 109, *Accounting for Income Taxes*. If the financial statements were corrected for this departure from accounting principles generally accepted in the United States of America, net income would be decreased by approximately $650,000 for the year ended December 31, 2005 and retained earnings would be unaffected as of December 31, 2005.

NOTE D – RELATED PARTY TRANSACTIONS

The Company shares office, administrative and occupancy expenses with VI and three affiliated entities. In the past ValMark Insurance Agency, LLC assumed all administrative and occupancy expenses of the Company through November 30, 2003. Commencing December 1, 2003, the Company is absorbing certain operating and payroll costs. Operating costs allocated to the Company approximated $3,500,000 for fiscal year ending December 31, 2005.

At December 31, 2005 due from affiliates included amounts due from related companies for commissions received on behalf of the Company. In the opinion of management, such amounts are expected to be repaid prior to December 31, 2006.

NOTE E – NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1). Net capital may fluctuate on a daily basis. At December 31, 2005 the Company had net capital of $1,544,688, which was $1,420,936 in excess of its required net capital of $123,752.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined to net capital, of not more than 15 to 1. At December 31, 2005 the ratio was 1.20 to 1.

NOTE F – CONTINGENCIES

The Company, from time to time, is subject to routine litigation and arbitration related to regulatory inquires and customer complaints to its business. Although there can be no assurances as to the ultimate disposition of routine litigation, management of the Company believes, based upon information available at this time, that the ultimate outcome of these matters will not have a material adverse effect on the operations and financial condition of the Company.

SUPPLEMENTAL INFORMATION

VALMARK SECURITIES, INC.

Schedule I - Computation of Net Capital
December 31, 2005

Net Capital:	
Total Shareholder's equity from statement of financial condition	$ 1,937,162
Deductions and/or changes:	
Nonallowable assets:	
Accounts receivable - other	(25,343)
Due from affiliates	(350,706)
Other Assets	(16,425)
	(392,474)
Net Capital	$ 1,544,688
Computation of aggregate indebtedness	$ 1,856,283
Computation of basic net capital requirement 6 2/3% of aggregate indebtedness	$ 123,752
Minimum required net capital	$ 50,000
Net capital requirement	$ 123,752
Excess net capital	$ 1,420,936
Ratio of aggregate indebtedness to net capital	1.20 to 1

No material difference exists between the computation of net capital presented herein and the computation included in the Company's unaudited Focus report.

MOORE STEPHENS APPLE
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
ValMark Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of ValMark Securities, Inc. (the "Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(11) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1540 West Market Street • Akron, Ohio 44313 • (330)867.7350 • Fax (330)867.8866 • www.msapple.com
AKRON • WESTLAKE • MAYFIELD VILLAGE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions of that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other that these specified parties.

Moore Stephens Apple

Akron, Ohio
February 9, 2006